ALPHALA CORP.

Darzinu 22 linija, 10 Majas

Riga, Latvia LV-1063

Tel. (702) 605-0519

Email: alphalacorp@gmail.com

May 30, 2013

Ms. Erin Wilson

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Alphala Corp.

Amendment #1 to Registration Statement on Form S-1

Filed May 13, 2013

File No. 333-187669

Dear Ms. Wilson:

Alphala Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated May 21, 2013 (the "Comment Letter"), with reference to the Company's Amendment number 1 to registration statement on Form S-1 filed with the Commission on May 13, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: There are no any written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act. There are no any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act and no broker or dealer participated or will participate in our offering.

Description of Business, page 18

2. We partially reissue comment six of our letter dated April 26, 2013. Provide clear disclosure that 100% of your revenues to date are derived from your one customer.

Our response: We have provided clear disclosure that 100% of your revenues to date are derived from our one customer.

Directors, Executive Officers, Promoters and Control Persons, page 27

3. We note your response and revised disclosure in response to comment 17 of our letter dated April 26, 2013. Please disclose the person(s) who nominated and appointed Ms. Petrzhikovskaya as a director. Please revise to describe any arrangement or understanding between her and any other person(s) pursuant to which she was selected as a director in accordance with Item 401(a) of Regulation S-K or advise.

Our response: We have disclosed that at the time of incorporation she owned 100% of the company’s shares. Therefore, she appointed herself as sole officer and director of the company. There were no other persons who nominated and appointed Ms. Petrzhikovskaya as a director.

Financial Statements, page 39

4. Considering your interim financial statements as of and for the three months ended April 30, 2013 are unaudited, please revise the face of such financial statements to clearly indicate that they are unaudited.

Our response: We have revised the face of April 30, 2013 financial statements to clearly indicate that they are unaudited.

Please direct any further comments or questions you may have to the company at alphalacorp@gmail.com

Thank you.

Sincerely,

/S/ Irina Petrzhikovskaya

Irina Petrzhikovskaya, President

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